# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASTROTECH Corp, CIK 0001001907
CUSIP: 046484309
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2105 Donley Drive, Suite 100, Austin, Texas (TX), 75758
Date of event which requires filing of this statement: 09/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002100534

## Reporting persons
- Skylark Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 94,370; shared voting power 0; sole dispositive power 94,370; shared dispositive power 0; aggregate amount beneficially owned 94,370 (5.4% of the class)

## Item 1. Issuer
Name of issuer: ASTROTECH Corp
Address of issuer's principal executive offices: 2105 Donley Drive, Suite 100, Austin, TX 78758

## Item 2. Person Filing
Name of person filing: Skylark Partners I, LP
Address of principal business office or, if none, residence:
1704 Channel Road
Austin, Texas 78746
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of 9/29/2025: 94,370
As of 9/30/2025: 99,570
Percent of class:
As of 9/29/2025: 5.4%
As of 9/30/2025: 5.7%
Sole power to vote or to direct the vote:
As of 9/29/2025: 94,730
As of 9/30/2025: 99,570
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
As of 9/29/2025: 94,730
As of 9/30/2025: 99,570
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Skylark Partners I, LP: John Porter, Manager of Skylark Partners Management, LLC, GP of Skylar Partners I, LP (12/18/2025)